UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 01, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Blocklisting Interim Review dated 4 July 2012
Exhibit No. 2	FRN Variable Rate Fix dated 16 July 2012
Exhibit No. 3	FRN Variable Rate Fix dated 16 July 2012
Exhibit No. 4	Redemption of Notes and Cancellation of Listing dated 17 July 2012
Exhibit No. 5	FRN Variable Rate Fix dated 20 July 2012
Exhibit No. 6	FRN Variable Rate Fix dated 20 July 2012
Exhibit No. 7	FRN Variable Rate Fix dated 26 July 2012
Exhibit No. 8	Total Voting Rights dated 30 July 2012
Exhibit No. 9	Director/PDMR Shareholding dated 30 July 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 01, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: August 01, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No.1

BLOCK LISTING SIX MONTHLY RETURN

Date:    4 July 2012

Name of applicant:	BARCLAYS PLC
Period of return:	From 1 January 2012 to 30 June 2012
Name of scheme:	Renewed 1981 & 1991 SAYE Share Option Scheme	Renewed 1986 Executive Share Option Scheme	Woolwich Executive Share Option Plan (ESOP)	Woolwich SAYE Share Option Scheme	Barclays Incentive Share Option Plan	Barclays Bank PLC £4,050,000,000 9.75 per cent. Mandatorily Convertible Notes due 30 September 2009 convertible into fully paid ordinary shares of Barclays PLC, Issue Price 100 per cent.	Warrants to subscribe for ordinary shares	Barclays Group Share Incentive Plan	Barclays Group Share Value Plan	Barclays Long Term Incentive Plan
Balance of unallotted securities under scheme(s) from previous return:	17,647,909 ordinary shares of 0.25p each	980,192 ordinary shares of 0.25p each	294,896 ordinary shares of 0.25p each	808,581 ordinary shares of 0.25p each	3,102,405 ordinary shares of 0.25p each	129 ordinary shares of 0.25p each	379,218,809 ordinary shares of 0.25p each	15,005,162 ordinary shares of 0.25p each	173,241,511 ordinary shares of 0.25p each	8,400,000 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0	0	0	0	0	0	0	0	0	0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	811,554	0	0	0	0	0	0	8,428,888	26,183,218	0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	16,836,355 ordinary shares of 0.25p each	980,192 ordinary shares of 0.25p each	294,896 ordinary shares of 0.25p each	808,581 ordinary shares of 0.25p each	3,102,405 ordinary shares of 0.25p each	129 ordinary shares of 0.25p each	379,218,809 ordinary shares of 0.25p each	6,576,274 ordinary shares of 0.25p each	147,058,293 ordinary shares of 0.25p each	8,400,000 ordinary shares of 0.25p each

Name of contact:	Dana Richardson
Telephone number of contact:	020 7116 2915

Exhibit No.2

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 2,000,000,000.00
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jul-2012 TO 16-Aug-2012 HAS BEEN FIXED AT 1.134750 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Aug-2012 WILL AMOUNT TO:
GBP 48.19 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.3

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 1,000,000,000.00
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jul-2012 TO 16-Aug-2012 HAS BEEN FIXED AT 1.134750 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Aug-2012 WILL AMOUNT TO:
GBP 48.19 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.4

17 July 2012

BARCLAYS BANK PLC
U.S.$500,000,000 Callable Floating Rate Subordinated Notes due 2017
(the "Notes")

ISIN: XS0229313696

NOTICE OF REDEMPTION OF NOTES AND CANCELLATION OF LISTING

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") that the Company will fully redeem all of the outstanding Notes on 11 September 2012 (the "Redemption Date"), in accordance with Condition 6(e) of the Notes. The outstanding Notes will be redeemed on the Redemption Date at a price equal to 100 per cent. of their principal amount plus accrued but unpaid interest from, and including, 11 June 2012 to, but excluding, the Redemption Date. Accordingly, the listing of the Notes on the Official List of the FSA and the admission of the Notes to trading on the Regulated Market of the London Stock Exchange plc will be cancelled with effect from the close of business on the Redemption Date.

Exhibit No.5

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 700,000,000.00
MATURING: 20-Jan-2015
ISIN: XS0752035195

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-Jul-2012 TO 22-Oct-2012 HAS BEEN FIXED AT 2.283380 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 22-Oct-2012 WILL AMOUNT TO:
GBP 5.88 PER GBP 1,000.00 DENOMINATION

Citibank

Source: Citibank

Exhibit No.6

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 750,000,000.00
MATURING: 20-Jan-2015
ISIN: XS0734574915

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-Jul-2012 TO 22-Oct-2012 HAS BEEN FIXED AT 2.283380 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 22-Oct-2012 WILL AMOUNT TO:
GBP 5.88 PER GBP 1,000.00 DENOMINATION

Citibank

Source: Citibank

Exhibit No.7

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 26-Jul-12
Issue	¦ Barclays Bank Plc - Series 203 - EUR 2,560,000,000 FRN due 28 Jan 2013

ISIN Number	¦ XS0459903620
ISIN Reference	¦ 45990362
Issue Nomin EUR	¦ 2560000000
Period	¦ 30-Jul-12 to 29-Oct-12		Payment Date 29-Oct-12
Number of Days	¦ 91
Rate	¦ 1.222
Denomination EUR	¦ 1000	¦ 2560000000	¦

Amount Payable per Denomination	¦ 3.09	¦ 7907697.78	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.8

30 July 2012

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,236,476,554 ordinary shares with voting rights as at 27 July 2012. There are no ordinary shares held in Treasury.

The above figure (12,236,476,554) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit No.9

30 July 2012

Barclays PLC

Director/PDMR shareholding

In accordance with DTR 3.1.2R, on 30 July 2012 Reuben Jeffery notified the Company that, on 30 July 2012, he purchased 10,000 American Depository Shares ("ADS") in the Company on the NYSE at a price of $10.836 per ADS.  Each ADS represents four ordinary shares of 25 pence each in the Company.

In accordance with DTR 3.1.4R(1)(a), on 27 July 2012 the following ordinary shares in Barclays PLC ("the Company") were purchased on behalf of the following non-executive Directors of the Company at a price of £1.636632 per share on the London Stock Exchange.  As disclosed in the Company's Annual Report, these purchases arise from the policy of using part of each non-executive Director's fee to purchase shares in the Company on the Directors' behalf which, together with any reinvested dividends, are retained for the Director until they leave the Board.

DIRECTOR	BARCLAYS PLC SHARES PURCHASED	TOTAL BENEFICIAL INTEREST FOLLOWING THIS NOTIFICATION	TOTAL NON- BENEFICIAL INTEREST FOLLOWING THIS NOTIFICATION
David Booth	5,255	92,061	-
Fulvio Conti	5,560	58,015	-
Simon Fraser	4,826	87,970	-
Reuben Jeffery¹	7,285	124,468	-
Sir Andrew Likierman	4,634	40,320	-
Dambisa Moyo	5,137	16,566	-
Sir Michael Rake	4,447	42,825	-
Sir John Sunderland	4,628	95,815	-

¹ Reuben Jeffery's beneficial interest comprises 25,000 American Depository Shares and 24,468 Ordinary Shares in Barclays PLC